Pioneer Power Solutions, Inc.
One Parker Plaza
400 Kelby Street, 9th Floor
Fort Lee, New Jersey 07024

February 7, 2012

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Pioneer Power Solutions, Inc. Form 10-K for the year ended December 21, 2010 Filed March 31, 2011 Form 8-K amended January 13, 2012 File No. 333-155375

Ladies and Gentlemen:

Reference is made to the letter dated January 20, 2012 (the “Comment Letter”) from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) regarding the Current Report on Form 8-K/A (the “Report”) of Pioneer Power Solutions, Inc., a Delaware corporation (the “Company”), filed with the Securities and Exchange Commission (the “Commission”) on January 13, 2012. Below are the Company’s responses to the Comment Letter. The Company’s responses to the Comment Letter are numbered to correspond the Staff’s comment as numbered in the Comment Letter. For your convenience, each of the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the Company’s corresponding response set forth immediately under such comment.

Form 8-K amended January 13, 2012

1.
Please refer to our prior comment 1. We note that you filed an amended Form 8-K on January 13, 2012 related to the Bemag Transformer, Inc. acquisition. We further note the audit report issued by Blain, Joyal, Charbonneau CA. on the financial statements of Bemag Transformer, Inc. as of and for the year ended June 30, 2011 includes a qualified opinion as a result of the auditor not being present for the observation of the counting of physical inventories. Please refer to SAB Topic 1(E)(2) which indicates that such qualified opinions are not accepted in filings with the Commission. Please amend the filing to include audited financial statements that include an audit report that complies with Rule 2-02(b) of Regulation S-X.

Response:

The Company intends to amend the Report (the “Amendment”) as soon as practicable in order to file revised financial statements of Bemag Transformer, Inc. that include an unqualified audit report as of and for the year ended June 30, 2011.

2.
Additionally we note that your auditors’ conducted their audit in accordance with “Canadian generally accepted accounting standards”. Please note that, as clarified by Instruction 2 to Item 8.A.2 of Form 20-F, Rule 2-02 of Regulation S-X requires that financial statements, other than those required to be audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), must be audited in accordance with generally accepted auditing standards in the United States. Please amend the filing to include financial statements that comply with that requirement.

Response:

In the Amendment, the Company intends to file financial statements of Bemag Transformer, Inc. that are audited in accordance with generally accepted auditing standards in the United States.

3.
We note from your auditors’ report that the comparative June 30, 2010 financial statements included in the filing have not been audited. If you elect to continue to present these financial statements on an unaudited basis, please revise the filing to clearly label the columns for the June 30, 2010 financial statements as “unaudited”.

Response:

In the Amendment, the Company intends to label the columns for the June 30, 2010 financial statements as “unaudited”.

In providing this response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments to not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments concerning this response to the undersigned at (212) 588-1070.

Very truly yours,

/s/ Andrew Minkow
Andrew Minkow

cc:           Rick A. Werner, Haynes and Boone, LLP